EXHIBIT (a)(1)(iii)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE OPTION HOLDERS

TO:	[Employee]
FROM:	Adam Wergeles, Chief Legal Officer
SUBJECT:	IMPORTANT NEWS: Launch of Stock Option Exchange Program
DATE:	December 2, 2014

IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 11:59 P.M., PACIFIC TIME, ON January 9, 2015.

I am pleased to provide details of the previously announced stock option exchange program. You are receiving this communication because you hold eligible stock options. I encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission on December 2, 2014, all of which are available on the exchange program website at https://reachlocal.equitybenefits.com. These materials will help you to understand the risks and benefits of our exchange program and the terms and conditions of the offer.

STOCK OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you’ll find a basic outline of the exchange program. You can learn about the exchange program by reviewing the resources on the exchange program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to https://reachlocal.equitybenefits.com. Your login ID is your company email address, and your initial password is your last name and birth year (no spaces). You will be required to reset your password during your initial login.

ELIGIBILITY

All employees who hold options with exercise prices at or above $8.00 per share and are continuously employed by ReachLocal or one of its subsidiaries throughout the offering period are eligible to participate in the exchange program.

EXCHANGE DETAILS

Replacement options will be granted on a one-for-one basis for eligible surrendered options. Some key features of the new replacement options include:

•

Type of Option: Eligible non-qualified stock options may be exchanged for replacement non-qualified stock options. Eligible incentive stock options may be exchanged for replacement incentive stock options.

•

Vesting Period: New four-year vesting period, vesting 12.5% on the six-month anniversary of the replacement grant date and in substantially equal installments monthly thereafter over the subsequent 42 months, subject to continued service through the vesting date.

•	Option Term: New seven-year term.

•

Exercise Price: The greater of $6.00 and the closing sale price of ReachLocal’s common stock, as reported on The NASDAQ Global Select Market, on the grant date of the replacement options, which will be the final day of the offering period, which we currently expect to be January 9, 2015.

TIMING

•	The offering period begins now and will end at 11:59 p.m., Pacific Time, on January 9, 2015, unless ReachLocal is required or decides to extend the offering period to a later date.

•

Employees who wish to participate in the exchange program must elect to participate during this window through the exchange program website. We will not accept any elections after 11:59 p.m., Pacific Time, on January 9, 2015, unless ReachLocal is required or decides to extend the offering period to a later date.

•

Employees who wish to change or withdraw their previously submitted election to exchange options may do so at any time on or before 11:59 p.m., Pacific Time, on January 9, 2015. If ReachLocal is required or decides to extend the offering period to a later date, employees may change or withdraw their election at any time until the end of the offering period. To withdraw a previously submitted election, an employee must submit a new election form before that deadline, indicating an election not to exchange eligible options.

•	Based on our expected timeline, employees will be granted a replacement option in exchange for each eligible option tendered for exchange on January 9, 2015.

HOW TO LEARN MORE

The election period for our exchange program begins today. There are many things to consider when deciding whether or not to participate in this exchange program, and we encourage you to carefully read the offering materials available at https://reachlocal.equitybenefits.com before deciding whether to participate. Please review the exchange program website for more information and instructions on how to elect to participate in the exchange program, change a prior election or withdraw your election before the end of the election period.

In addition, we will be holding online “office hours” during the times listed below to answer any questions about the exchange program you may have. The date and times are:

Date	Time
December 4, 2014	8:00 a.m. PST / 11 a.m. EST / 4 p.m. GMT
December 5, 2014	9:30 a.m. IST / 1:00 p.m. JST

Listed below is the login information to access the Q&A.

1.        Please join my meeting.

https://www1.gotomeeting.com/join/XXXXXXXXX

2.        Use your microphone and speakers (VoIP) - a headset is recommended. Or, call in using your telephone.

Dial +1 (XXX) XXX-XXXX

Access Code: XXX-XXX-XXX

Audio PIN: Shown after joining the meeting

Meeting ID: XXX-XXX-XXX

If you have any questions about the exchange program, you may also contact optionexchangequestions@reachlocal.com.

ReachLocal makes no recommendation as to whether you should participate in the STOCK option exchange program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this EXCHANGE program.